Filed pursuant to Rule 424(b)(3)
Registration File No. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.
SUPPLEMENT NO. 15, DATED MAY 8, 2015,
TO THE PROSPECTUS, DATED AUGUST 20, 2014

This prospectus supplement, or this Supplement No. 15, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., or the Company, dated August 20, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated September 23, 2014, or Supplement No. 1, Supplement No. 2, dated October 20, 2014, or Supplement No. 2, Supplement No. 3, dated October 22, 2014, or Supplement No. 3, Supplement No. 4, dated November 6, 2014, or Supplement No. 4, Supplement No. 5, dated November 21, 2014, or Supplement No. 5, Supplement No. 6, dated December 18, 2014, or Supplement No. 6, Supplement No. 7, dated January 9, 2015, or Supplement No. 7, Supplement No. 8, dated January 29, 2015, or Supplement No. 8, Supplement No. 9, dated February 4, 2015, or Supplement No. 9, Supplement No. 10, dated February 19, 2015, or Supplement No. 10, Supplement No. 11, dated March 16, 2015, or Supplement No. 11, Supplement No. 12, dated March 23, 2015, or Supplement No. 12, Supplement No. 13, dated April 10, 2015, or Supplement No. 13, and Supplement No. 14, dated April 30, 2015, or Supplement No. 14. This Supplement No. 15 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement Nos. 1 through 14 and should be read in conjunction with the Prospectus and Supplement Nos. 1 through 14. This Supplement No. 15 will be delivered with the Prospectus and Supplement Nos. 1 through 13. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 15 is to update our description of real estate investments.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby inserted as a new section under “Description of Real Estate Investments — Recent Property Investments — RAI Clearwater — Clearwater, FL,” as included in Supplement No. 14.

“DaVita Hudson — Hudson, FL

On May 4, 2015, we closed our acquisition of the fee simple interest in a medical office building (“DaVita Hudson”) located in Hudson, Florida. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of DaVita Hudson was M.K. Acharya, M.D. The seller has no material relationship with us or any of our affiliates or any directors or officers or any associate of any such director or officer.

Capitalization

The contract purchase price of DaVita Hudson was $2.7 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. At closing, we paid an acquisition fee of $41,000 to our advisor.

Major Tenants/Lease Expiration

DaVita Hudson contains approximately 8,984 rentable square feet and is 100% leased to two tenants as of the date of acquisition. The leases are net whereby the tenants are required to pay their proportionate share of operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent.

The following table provides information related to lease commencement and termination dates, rentable square feet, annualized straight-line rental income, rental escalations and renewal options for the property:

Tenant	Lease Commencement Date	Lease Termination Date	Rentable Square Feet	Annualized Straight-Line Rental Income(1)	Rental Escalations	Renewal Options
Total Renal Care, Inc.	July 2009	June 2024	5,409	$0.1 million	(2)	Two five-year options
Renal Hypertension Center	January 2015	December 2024	3,575	$0.1 million	Change in CPI every two lease years(3)	One five-year option

(1)	Annualized rental income for the in-place leases at the property on a straight-line basis at the time of acquisition, which includes tenant concessions such as free rent, as applicable.
(2)	Rental escalations for the Total Renal Care, Inc. lease contain increases equal to the annual increase in the Consumer Price Index (“CPI”), capped at 3%.
(3)	Rental escalations equal to the increase or decrease in the CPI every two lease years, subject to a minimum base rent of $21.02 per square foot.

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2014	2013	2012	2011	2010
Occupancy	100.0%	100.0%	100.0%	100.0%	100.0%
Average effective annual rent per rentable square foot	$21.38	$21.19	$20.97	$20.61	$20.13

Future Lease Expirations

The following is a summary of lease expirations for the next ten years at the property:

Year of Expiration	Number of Leases Expiring	Annualized Rental Income	Annualized Rental Income as a Percentage of DaVita Hudson(1)	Leased Rentable Sq. Ft.	Percentage of DaVita Hudson Rentable Sq. Ft. Expiring
(in thousands)
June 1, 2015 – December 31, 2015	—	—	—%	—	—%
2016	—	—	—%	—	—%
2017	—	—	—%	—	—%
2018	—	—	—%	—	—%
2019	—	—	—%	—	—%
2020	—	—	—%	—	—%
2021	—	—	—%	—	—%
2022	—	—	—%	—	—%
2023	—	—	—%	—	—%
2024	2	194	100.0%	8,984	100.0%
Total	2	194	100.0%	8,984	100.0%

(1)	Annualized rental income for the in-place leases in the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 U.S. federal income tax return.

The annual real estate taxes payable on the building for the calendar year 2015 are expected to be approximately $31,000. Such real estate taxes are to be reimbursed by the tenant under the terms of the lease.

We believe that the property is well-located with acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts with major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

The section entitled “Description of Real Estate Investments — Probable Property Investments,” as included in Supplement No. 14, is hereby deleted in its entirety.